UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Appointment of Mr. Agus Prasetyo as Acting Chief Financial Officer

On April 23, 2026, approved by the Board of Directors and the Nomination Committee, Mr. Agus Prasetyo was appointed as the Acting Chief Financial Officer of Ohmyhome Limited (the “Company”), effective from April 23, 2026.

Prior to his appointment as Acting Chief Financial Officer, Mr. Agus Prasetyo has been the Chief Executive Officer of the Company since January 2026. He was primarily responsible for overseeing the Company’s operations and business activities. Mr. Prasetyo will continue to lead the Company in his role as Chief Executive Officer while overseeing the Company’s financial operations during this transition period.

Mr. Agus Prasetyo has over 10 years of experience in internet marketing and promotion, specializing in developing and executing data-driven digital strategies for real estate-related and multi-sector clients. Mr. Prasetyo has served as the Regional General Manager of PT Smartit Mantap Digital Indonesia since September 2021. From November 2015 to April 2021, Mr. Prasetyo was the Business Director of Doxadigital Creative Digital Agency. Mr. Prasetyo obtained a Bachelor of Economics (S.E.) from Universitas Muhammadiyah Jakarta in 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 24, 2026	Ohmyhome Limited

		By:	/s/ Agus Prasetyo
		Name:	Agus Prasetyo
		Title:	Chief Executive Officer

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